UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

PEAK6 Investments LLC
141 W. Jackson Boulevard, Suite 500

Chicago, IL 60604

Attention: Jay Coppoletta
Telephone: (312) 444-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
PEAK6 Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,386,583

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
PEAK6 Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,386,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
PEAK6 Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,386,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
PEAK6 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,386,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Matthew Hulsizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,386,583

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Jennifer Just

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,386,583

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,386,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. Security and Issuer.

The name of the issuer is Leaf Group Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are:

(i)  PEAK6 Investments LLC, a Delaware limited liability company ("PEAK6 Investments");

(ii) PEAK6 Capital Management LLC, a Delaware limited liability company;

(iii)  PEAK6 Group LLC, a Delaware limited liability company;

(iv)  PEAK6 LLC, a Delaware limited liability company;

(v)  Matthew Hulsizer, a United States citizen ("Mr. Hulsizer"); and

(vi)  Jennifer Just, a United States citizen ("Ms. Just");

PEAK6 Investments is, directly or indirectly, the owner of 100% of the equity interests in PEAK6 Group LLC and PEAK6 Capital Management LLC. PEAK6 Group LLC owns 99% of the equity interests in PEAK6 Capital Management LLC.

The principal business of PEAK6 Investments is serving as a holding company for its subsidiaries and operating businesses and investments. The principal business of PEAK6 LLC is acting as managing member of PEAK6 Investments. The principal business of PEAK6 Group LLC is serving as a holding company for its subsidiaries and operation businesses and investments, including the provision of employee services. The principal business of PEAK6 Capital Management LLC is serving as a broker-dealer that trades for its own proprietary account. The principal occupation of Mr. Hulsizer and Ms. Just is serving as the managers of PEAK6 LLC.

The principal business office of the Reporting Persons is 141 W. Jackson Blvd., Suite 500, Chicago, IL 60604.

On June 15, 2020, the Reporting Persons, together with the Boyle Capital Parties, the Generation Parties, the Oak Parties, the Osmium Parties and the Spectrum Parties (each as defined below) agreed to coordinate efforts to enhance shareholder value of the Issuer.  As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons, the Boyle Capital Parties, the Generation Parties, the Oak Parties, the Osmium Parties and the Spectrum Parties (collectively, the "Investors"). All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other Investors, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by the other Investors.

The "Boyle Capital Parties" shall mean Boyle Capital Opportunity Fund, LP, Golden Valley Capital Partners, LLC, Boyle Capital Management, LLC, Erik Ritland and Brian Boyle.

The "Generation Parties" shall mean Generation Capital Partners II LLC, Generation Capital Partners II LP, Generation Members' Fund II LP, John Hawkins and Mark Jennings.

The "Oak Parties" shall mean Oak Investment Partners XI, Limited Partnership, Oak Investment Partners XII, Limited Partnership, Oak Associates XI, LLC, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames.

The "Osmium Parties" shall mean John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP.

The "Spectrum Parties" shall mean Spectrum Equity Investors V, L.P., Spectrum Equity Associates V, L.P., Spectrum V Investment Managers' Fund, L.P., SEA V Management, LLC, Brion B. Applegate, Christopher T. Mitchell and Victor E. Parker, Jr.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by PEAK6 Capital Management LLC in making its purchase of the shares of common stock owned by them in the aggregate was $4,828,450 from working capital.

ITEM 4. Purpose of Transaction

The Reporting Persons originally acquired their position in the Issuer's securities for investment purposes. The Reporting Persons, together with the other Investors, plan to engage with the Issuer's board of directors, and potentially its management, on a path forward for the Issuer that is in the interest of the Issuer's stockholders.  The Investors plan to  discuss options to improve the Issuer's performance, including, but not limited to, changes to management of the Issuer, governance improvements including de-staggering the board, and/or the sale of some or all of the Issuer's assets.

In addition, the Reporting Persons may engage in additional communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional common stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the common stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional common stock or dispose of any or all of its common stock depending upon an ongoing evaluation of the investment in the common stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)

PEAK6 Investments, as the direct or indirect owner of 100% of the equity interests in PEAK6 Capital Management LLC, may be deemed to beneficially own the 1,386,583 shares of common stock held by PEAK6 Capital Management LLC representing 5.2% of the outstanding shares of common stock of the Issuer.

(ii)	PEAK6 Capital Management directly owns 1,386,583 shares of common stock representing 5.2% of the outstanding shares of common stock of the Issuer.
(iii)

PEAK6 Group LLC, as the owner of 99% of the equity interests in PEAK6 Capital Management LLC, may be deemed to beneficially own the 1,386,583 shares of common stock held by PEAK6 Capital Management LLC representing 5.2% of the outstanding shares of common stock of the Issuer.

(iv)	PEAK6 LLC, as the managing member of PEAK6 Investments, may be deemed to be the beneficial owner of the shares of common stock beneficially owned by PEAK6 Investments.

(v)	Mr. Hulsizer, as a manager PEAK6 LLC, may be deemed to be the beneficial owner of the shares of common stock beneficially owned by PEAK6 LLC.

(vi)	Ms. Just, as a manager PEAK6 LLC, may be deemed to be the beneficial owner of the shares of common stock beneficially owned by PEAK6 LLC.
(vii)	Collectively, the Reporting Persons beneficially own 1,386,583 shares of common stock representing 5.2% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,709,874 shares of common stock outstanding as of May 5, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 as filed with the SEC on May 11, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,717,642 shares of common stock representing approximately 40.1% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond her, his or its pecuniary interest therein.

(b) Each of the Reporting Persons may be deemed to share with each other (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,386,583 shares of common stock reported herein held by PEAK6 Capital Management.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure of the Investors in Item 2.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

PEAK6 INVESTMENTS LLC

By: /s/ Jay Coppoletta

Name; Jay Coppoletta

Title: Chief Corp. Dev & Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson

Name; Tom Simpson

Title: Chief Executive Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta

Name; Jay Coppoletta

Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer

Name; Matt Hulsizer

Title: Manager

/s/ Matt Hulsizer

Matthew Hulsizer, an individual

/s/ Jennifer Just

Jennifer Just, an individual

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

SCHEDULE A

Transactions in the Securities of the Issuer  During the Past Sixty (60) Days

PEAK6 Capital Management LLC
Nature of Transaction	Date of Purchase/Sale	Amount of Securities Purchased/(Sold)	Price per Share ($)
Purchase of Common Stock	4/30/2020	500,000	$1.42
Purchase of Common Stock	4/30/2020	5,000	$1.49
Purchase of Common Stock	5/1/2020	265,000	$1.40

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Leaf Group Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 22, 2020

PEAK6 INVESTMENTS LLC

By: /s/ Jay Coppoletta

Name; Jay Coppoletta

Title: Chief Corp. Dev & Legal Officer

PEAK6 CAPITAL MANAGEMENT LLC

By: /s/ Tom Simpson

Name; Tom Simpson

Title: Chief Executive Officer

PEAK6 GROUP LLC

By: /s/ Jay Coppoletta

Name; Jay Coppoletta

Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer

Name; Matt Hulsizer

Title: Manager

/s/ Matt Hulsizer

Matthew Hulsizer, an individual

/s/ Jennifer Just

Jennifer Just, an individual